UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March 2023

Commission File Number	001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

(844) 427-8774

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 20, 2023, Bruush Oral Care Inc. (the “Company”) closed its issuance of an unsecured promissory note in a principal amount of US$2,749,412 (the “Note”) to a single investor. The Note was issued at an original issue discount of 15% and matures on July 18, 2023. The Note contains customary and standard representations and warranties, covenants, and events of default. The Company intends to use the net proceeds of $2,337,000 for working capital, growth capital, and other general corporate purposes.

The description of the Note set forth above is qualified in its entirety by reference to the full text of the Note, which is attached hereto as Exhibit 10.1.

Exhibits:

10.1	Form of Promissory Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date:	March 21, 2023	By:	/s/ Aneil Singh Manhas
		Name:	Aneil Singh Manhas
		Title:	Chief Executive Officer